

Mailstop 3233

April 5, 2017

Via E-Mail
Matias I. Gaivironsky
Chief Financial Officer
Cresud Inc.
Moreno 877 24th Floor
Buenos Aires, Argentina

    **Re:**    **Cresud Inc.**
          **Form 20-F for the fiscal year ended June 30, 2016**
          **Filed November 1, 2016**
          **Amendment No. 1 to Form 20-F for the fiscal year ended**
          **June 30, 2016**
          **Filed March 23, 2017**
          **Response dated March 23, 2017**
          **File No. 001-29190**

Dear Mr. Gaivironsky:

We have reviewed your March 23, 2017 response to our comment letter and amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 2, 2017 letter.

Form 20-F for fiscal year ended June 30, 2016

Note 2.3 Scope of Consolidation

(a) Subsidiaries, page F-21

1.    We have reviewed your response to comment 3 and disclosures in your filing that you consolidate Brasilagro due to de facto control. Please tell us how you have obtained de facto control and provide additional disclosure explaining how you have obtained de

facto control in future filings.  Further, we note your response identifies only two entities in which you hold less than 50% of the voting shares.  Based on your table beginning on page F-22, it appears there are several additional entities in which you own less than 50%.  Please clarify for us how you determined you complied with the disclosure guidance in paragraph 9 of IFRS 12 for these additional entities.

Form 20-F/A filed March 23, 2017

2.      We have reviewed your responses to comments 4 and 6.  Please tell us what consideration you have given to revising the conclusion that your disclosure controls and procedures were effective as of June 30, 2016.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

                                                Sincerely,

                                                /s/ Jennifer Monick

                                                Jennifer Monick
                                                Assistant Chief Accountant
                                                Office of Real Estate and
                                                  Commodities